RICHARD S. SMITH, JR.
(860) 240-6053
RSMITH@MURTHALAW.COM
June 2, 2006
Via EDGAR and Overnight Delivery
Celeste M. Murphy, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Canada Southern Petroleum Ltd.
Schedule 14D-9
File No. 005-80168
Dear Ms. Murphy:
          This letter is furnished on behalf of Canada Southern Petroleum Ltd., an Alberta corporation (“Canada Southern” or the “Company”), in response to your letter, dated June 1, 2006, addressed to Timothy L. Largay requesting supplemental information relating to the above-captioned filing. We appreciate your input and trust that you will find this letter responsive. For your convenience, we have reproduced below the full text of your request, immediately after which we have provided the Company’s response.
          SEC Comment—Schedule 14D-9. “On a supplemental basis, please provide us with the reserve report on which you rely to estimate Canada Southern’s discovered marketable natural gas attributable to its Arctic Island interest. We note that the interest is stated as approximately 927 BCFE, or roughly 68 times greater than your currently disclosed, proven and probably reserves of 13.7 BCFE. We note that you provide an estimate in Canada Southern’s 1985 annual report.”
          Company Response. The Schedule 14D-9 states that, “Canada Southern’s best estimate of the size of its discovered marketable natural gas resource in the Arctic Islands is approximately 927 bcfe, net to Canada Southern.” It further provides that “Canada Southern’s estimate of its Arctic Islands marketable natural gas resource is based on

Celeste M. Murphy, Esq.
June 2, 2006

third-party studies, internal company analyses of its own information including Canada Southern’s known working or carried interest in each significant discovery license and what management believes are reasonable assumptions with respect to the resources related to each license, and information that it has so far obtained from Petro-Canada and from the National Energy Board of Canada.” See page 2 of the Schedule 14D-9.
          The Schedule 14D-9 includes a cautionary note that this estimate was not “evaluated or prepared in accordance with applicable Canadian or U.S. oil and gas disclosure regulations and requirements” and cautions readers “not to unduly rely on such information, as it may not be comparable to estimates of oil and natural gas contingent resources or reserves made in accordance with Canadian or U.S. oil and gas disclosure regulations and requirements.” See “Cautionary Statement Regarding Disclosure of Certain Natural Gas Reserves and Resources Information” on page (x) of the Schedule 14D-9. It simply represents Canada Southern’s “best estimate” of the information and was included in the Schedule 14D-9 because it was an important factor in the overall analysis undertaken by the Board of Directors of the Company in response to the Petro-Canada Offer.
          Canada Southern’s estimate of the size of its discovered marketable natural gas resource in the Arctic Islands is based primarily on its own internal analysis of the reserves information set forth in the 1985 Annual Report of Panarctic Oils Ltd. (“Panarctic”), the initial operator in each of the fields in which Canada Southern has an interest and the predecessor in interest to Petro-Canada. A detailed summary of Canada Southern’s internal analysis of the Panarctic information is enclosed with this letter, together with a copy of the 1985 Annual Report of Panarctic. As noted in the summary, the analysis is premised on the assumption that each significant discovery license in the Arctic Islands is a continuous and homogenous pool (which is the same basic premise underlying the reserve estimates included in the 1985 Annual Report of Panarctic).
          In essence, the Company took the Panarctic reported reserve estimate for each field in which the Company has an interest and multiplied that estimate by a fraction, the numerator of which is the number of sections in which Canada Southern has a license and the denominator of which is the total number of sections in the field. The product was then multiplied by a percentage equal to the working or carried interest of the Company. The total estimate comes to 927 bcfe, which is the amount included in the Schedule 14D-9.
          The Company’s analysis is consistent with, and supported by, a separate report (the “D&S Petroleum Report”), dated September 21, 1978, which the Company obtained from D&S Petroleum Consultants (1974) Ltd. A copy of the D&S Petroleum Report is also enclosed with this letter. The D&S Petroleum Report includes separate estimates of the Company’s share of the gas reserves in the Kotaneelee field located in the Yukon

Celeste M. Murphy, Esq.
June 2, 2006

Territory and the Hecla Field located in the Arctic Islands, effective as of July 1, 1978. The D&S Petroleum Report concludes that the Company’s share of proved and probable net reserves in the Hecla Field totals approximately 668 bcf, which is not materially different from the Company’s own internal estimate, based on the 1985 Panarctic Annual Report data, of 692 bcf. Moreover, the D&S Petroleum Report does not take into account an additional 145 bcf of possible reserves which are included in the 1985 Annual Report of Panarctic, the Company’s share of which is estimated to be approximately 28 bcf.
          Based on the information that is currently available to Canada Southern, and the abbreviated time-frame within which it was required to formulate an estimate, Canada Southern believes its estimate of 927 bcfe, net to Canada Southern, is reasonable. Canada Southern also believes that it was important to furnish this information to its shareholders because it was a significant factor in the overall analysis undertaken by the Board of Directors of the Company in response to the Petro-Canada Offer.
          As required by Rule 101(a)(1)(iii) of Regulation S-T, a copy of this letter is being furnished to the Commission in electronic format via EDGAR, but the supplemental materials enclosed herewith are not in reliance upon Rule 101(c)(2). In accordance with Rule 101(c)(2) of Regulation S-T, we hereby request on behalf of the Company that the supplemental materials enclosed with this letter be returned to the undersigned or the Company upon completion of the staff’s review of such supplemental materials.
          We trust this information is responsive to your request. If you have any additional questions or comments, or need any additional information, please feel free to contact the undersigned at (860) 240-6053.
Sincerely,
/s/ Richard S. Smith, Jr.
Richard S. Smith, Jr.

cc:	Richard C. McGinity John W.A. McDonald Timothy L. Largay, Esq. Patrick C. Finnerty, Esq. Jeffrey Bagner, Esq.

ACKNOWLEDGEMENT
          In connection with the letter, dated this date, furnished to the United States Securities and Exchange Commission (the “SEC” or the “Commission”) on behalf of Canada Southern Petroleum Ltd. (the “Company”) in response to the SEC’s comment letter, dated June 1, 2006, the undersigned officer of the Company hereby acknowledges that:
     (a)      The Company is responsible for the adequacy and accuracy of the disclosure in its Schedule 14D-9 and other Commission filings;
     (b)      SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     (c)      The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          In Witness Whereof , this Acknowledgement has been duly executed by the undersigned officer of the Company as of the date indicated.

CANADA SOUTHERN PETROLEUM LTD.
Date: June 2, 2006	By:	/s/ John W. A. McDonald
John W.A. McDonald
President and Chief Executive Officer